UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREXUS INVESTMENT CORP.

(Name of Subject Company (Issuer))

CXS ACQUISITION CORPORATION ANNALY CAPITAL MANAGEMENT, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

226553105

(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq. Chief Legal Officer Annaly Capital Management, Inc. 1211 Avenue of the Americas, Suite 2902 New York, New York Tel: (212) 696-0100 Fax: (212) 696-9809

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

David W. Bernstein, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$875,829,120*	$119,463**
* Calculated, in accordance with Rule 0-11(b)(1) on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 16, 2013. ** Fee Previously Paid

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 18, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement originally filed under cover of Schedule TO on March 18, 2013 (the “Schedule TO”) by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly, and Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed on April 2, 2013 and Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed on April 8, 2013.

The Schedule TO relates to an offer (the “Offer”) by Acquisition to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, remains unchanged and is incorporated into this Amendment No. 3 by reference.

The item of the Schedule TO set forth below are supplemented and amended by this Amendment No. 3 as follows:

Item 12. Exhibits

Item 12 of Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 is supplemented and amended by adding the following:

(a)(5)(i) Notice from Information Agent to Brokers sent on April 11, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2013

CXS ACQUISITION CORPORATION

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Secretary

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ R. Nicholas Singh
Name:	R. Nicholas Singh
Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated March 18, 2013
(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)
(a)(1)(iii)*	Notice of Guaranteed Delivery
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)*	Form of Summary Advertisement published in The NY Times
(a)(1)(vii)*	Press Release, dated March 18, 2013, issued by Annaly
(a)(5)(i)	Notice from Information Agent to Brokers sent on April 11, 2013
(b)	None
(c)	None
(d)	None
(f)	None
(g)	None
(h)	None

* Previously filed with Schedule TO.